UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Commission File Number 1-5828

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION

(Name of issuer of the securities held pursuant to the plan)

P.O. Box 14662

Reading, Pennsylvania, 19610

(Address of principal executive office of the issuer)

Savings Plan of Carpenter Technology Corporation

Index to Financial Statements

Form 11-K Annual Report

Form 11-K Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	5
Notes to Financial Statements	6-16

Supplementary Schedule:
Schedule of Assets (Held at End of Year)	17-18

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

   the Savings Plan of Carpenter Technology Corporation

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Reading, Pennsylvania

June 24, 2010

Savings Plan of Carpenter Technology Corporation

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

Dollars in thousands	2009	2008

Investments, at fair value	$402,512	$335,392

Net assets reflecting investments at fair value	402,512	335,392

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(757)	3,727

Net assets available for benefits	$401,755	$339,119

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

Dollars in thousands	2009	2008

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$59,276	$(170,061)
Interest and dividends	10,519	16,143

Total investment income (loss)	69,795	(153,918)

Contributions:
Participant	10,704	13,313
Participant rollover	432	927
Employer	4,093	5,290

Total contributions	15,229	19,530

Transfers out (Note 1)	—	(10,545)

Benefits paid to participants	(22,117)	(28,243)

Administrative expenses	(271)	(304)

Net increase (decrease)	62,636	(173,480)

Net assets available for benefits, beginning of year	339,119	512,599

Net assets available for benefits, end of year	$401,755	$339,119

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2009 and 2008

Note 1. Description of Plan

The following description of the Savings Plan of Carpenter Technology Corporation (the “Plan”) provides general information. A more comprehensive description of the Plan’s provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation, or any participating affiliate (collectively referred to as the “Company”).

General

The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic non-union employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Transfers Out

Pursuant to the sales of certain subsidiaries of the Company, completed during 2008, the assets of certain participants, having a fair value of $10,545,000, were transferred out of the Plan in 2008.

Contributions

As defined in the Plan, each year, participants may contribute up to 35% of annual compensation on a pre-tax basis, and up to 35% of annual compensation on an after-tax basis. The combined contributions cannot exceed 35% of total compensation. Participants who are age 50 or older may make “catch-up contributions”, which are additional pre-tax contributions. Participants may also contribute amounts representing rollover distributions from other qualified pension plans. The Company contributes an amount equal to a certain percentage of each employee’s base pay. From January 1, 2008 through August 6, 2009, the Company contribution was 3% of each employee’s eligible pay. Effective August 6, 2009, the Company contribution was reduced to 2% for salaried employees only. Contributions are subject to certain limitations.

Participants’ Accounts

Several accounts, all participant directed, may be maintained for each participant, as follows:

•	Employee pre-tax salary deferral account - credited with participant pre-tax contributions

•	Employee after-tax account - credited with participant after-tax contributions

•	Company basic contribution account - credited with Company contributions

•	Rollover contribution account - credited with participant rollover contributions

•	Inter-plan transfer account - credited with transfers from other Company plans

Vesting

All contributions and Plan earnings thereon are fully vested and non-forfeitable.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2009 and 2008

Note 1. Description of Plan (Continued)

Participant Loans

Loans are available for active employees of the Company. Participants are subject to certain restrictions on their number of loans, amount and terms of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus 1%. Loan repayments are required with each pay, and payment in full is required in the event of the participant’s separation from service.

Benefits Paid to Participants

Benefits paid to participants include participant distributions and withdrawals. Participants are entitled to a lump sum distribution upon separation from service. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The total distribution of benefits to all separated participants must occur by April 15 of the year following the year in which the participant attains age 70-1/2. Hardship and non-hardship in-service withdrawals, and withdrawals after age 59-1/2, are permitted subject to certain restrictions. Benefits paid to participants are in cash, except for those accounts which consist of investments in the Carpenter Technology Stock Fund, which can be made in shares of the Company’s common stock or cash, at the participant’s option.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

A portion of the Plan’s assets are invested in fully benefit-responsive investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Significant estimates include the determination of the fair value of plan assets. Actual results could differ from those estimates.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2009 and 2008

Note 2. Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies and employer securities are stated at fair value, by reference to the closing price reported on the active market on which the securities are traded. The common/collective trust fund is valued based on the unit value established for the fund at each valuation date based on the fair value of underlying assets of the fund. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

The net appreciation or depreciation in the fair value of investments in the Statements of Changes in Net Assets Available for Benefits consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expenses

Investment management fees, trustee fees, and transaction fees are paid by the Plan. A portion of these fees are netted against investment income. All other fees are paid by the Company.

Note 3. Investments

The following table presents fair value of investments at December 31:

Dollars in thousands	2009	2008

Investments whose fair values have been measured by quoted prices in an active market:
Registered investment companies	$265,867	$215,348
Employer securities	43,049	31,997
Investments whose fair values have been otherwise determined:
Common/collective trust *	82,207	77,123
Participant loans	11,389	10,924

	$402,512	$335,392

*	Contract value (in thousands) at December 31, 2009 and 2008 is $81,450 and $80,850, respectively.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2009 and 2008

Note 3. Investments (Continued)

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

Dollars in thousands	2009	2008

Standish Mellon Stable Value Fund	$82,207	$77,123
Vanguard 500 Index Fund	56,686	42,634
Carpenter Technology Stock Fund	43,049	31,997
PIMCO Total Return Fund	34,823	31,346
American Funds EuroPacific Growth Fund	34,637	25,780
Vanguard Mid-Cap Index Fund	20,259	**
Vanguard Prime Money Market Fund	**	18,801

**	Fund does not represent 5% or more of the Plan’s net assets at December 31

During 2009 and 2008, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized appreciation and depreciation on investments held during the year) appreciated (depreciated) in value, as follows:

Dollars in thousands	2009	2008
Investments whose fair values have been measured by quoted prices in an active market:
Registered investment companies	$48,087	$(106,702)
Employer securities	11,189	(63,359)

	$59,276	$(170,061)

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2009 and 2008

Note 4. Standish Mellon Stable Value Fund

The Plan invests in the Standish Mellon Stable Value Fund (the “Fund”), which is a common/ collective trust fund. This fund is only available to participants of the Plan. The following charts show the underlying assets of the Fund at December 31, 2009 and 2008:

Dollars in thousands

2009	Major Credit Ratings	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Contract Value

Insurance Company General Accounts:
Natixis Financial Products, Inc.	AA+/Aa1	$24,056	$7	$(79)	$23,984
Monumental Life Aegon	AA+/Aa1	22,979	34	(120)	22,893
Metropolitan	AA-/Aa2	1,505	—	(5)	1,500

		48,540	41	(204)	48,377

Other (Buy-Hold Synthetic Contracts):
Rabobank	AAA/Aaa	4,453	6	(148)	4,311
Bank of America, N.A.	AAA/Aaa	7,523	8	(179)	7,352
JP Morgan Chase Bank	AAA/Aaa	8,930	10	(226)	8,714

		20,906	24	(553)	20,377

Interest Bearing Cash:
TBC Inc Pooled Daily Liquidity	N/A	12,696	—	—	12,696

		12,696	—	—	12,696

Total Fund		$82,142	$65	$(757)	$81,450

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2009 and 2008

Note 4. Standish Mellon Stable Value Fund (Continued)

Dollars in thousands

2008	Major Credit Ratings	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Contract Value

Insurance Company General Accounts:
Natixis Financial Products, Inc.	AA+/Aa1	$21,439	$41	$1,825	$23,305
Monumental Life Aegon	AA+/Aa1	20,479	47	1,710	22,236

		41,918	88	3,535	45,541

Other (Buy-Hold Synthetic Contracts):
Rabobank	AAA/Aaa	5,053	6	(94)	4,965
Bank of America, N.A.	AAA/Aaa	14,133	9	235	14,377
JP Morgan Chase Bank	AAA/Aaa	11,944	7	51	12,002

		31,130	22	192	31,344

Interest Bearing Cash:
Mellon Bank (STIF)	N/A	3,965	—	—	3,965

		3,965	—	—	3,965

Total Fund		$77,013	$110	$3,727	$80,850

As described in Note 2, because a portion of the underlying investments of the Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to those underlying investments of the Fund. Contract value as reported to the Plan, represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the underlying investments of the Fund. The crediting interest rate is based on a formula agreed upon with the various issuers. The fully benefit-responsive investments have minimum crediting interest rates. The minimum crediting interest rates reset periodically.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2009 and 2008

Note 4. Standish Mellon Stable Value Fund (Continued)

Certain events limit the ability of the Plan to transact at contract value with the various issuers. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under employee Retirement Income Security Act of 1974. The Company does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The underlying fully benefit-responsive investment contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates.

Average Yields:	2009	2008
Based on actual earnings	3.32%	4.77%
Based on interest rate credited to participants	3.41%	4.66%

Note 5. Fair Value Measurements

The fair value framework, in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1 – Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

•

Level 2 – Inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement in its entirety.

Valuation methodologies and inputs used for Plan assets are described in Note 2.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2009 and 2008

Note 5. Fair Value Measurements (Continued)

Valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s investments at fair value, by level within the fair value hierarchy, on a recurring basis, as of December 31, 2009 and 2008:

Dollars in thousands

	Level 1	Level 2	Level 3	Total Fair Value
2009
Registered investment companies
Short-term reserve funds	$15,543	$—	$—	$15,543
Bond funds	34,823	—	—	34,823
Balanced funds	47,196	—	—	47,196
Domestic equity funds	130,592	—	—	130,592
International equity funds	37,713	—	—	37,713

Total registered investment companies	265,867	—	—	265,867

Employer securities	43,049	—	—	43,049
Common/collective trust	—	82,207	—	82,207
Participant loans	—	—	11,389	11,389

Total investments at fair value	$308,916	$82,207	$11,389	$402,512

2008
Registered investment companies
Short-term reserve funds	$18,801	$—	$—	$18,801
Bond funds	31,346	—	—	31,346
Balanced funds	38,226	—	—	38,226
Domestic equity funds	101,195	—	—	101,195
International equity funds	25,780	—	—	25,780

Total registered investment companies	215,348	—	—	215,348

Employer securities	31,997	—	—	31,997
Common/collective trust	—	—	77,123	77,123
Participant loans	—	—	10,924	10,924

Total investments at fair value	$247,345	$—	$88,047	$335,392

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2009 and 2008

Note 5. Fair Value Measurements (Continued)

The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 investments, on a recurring basis, for the years ended December 31, 2009 and 2008:

Dollars in thousands	Common/ Collective Trust	Participant Loans
2009

Balance, beginning of year	$77,123	$10,924
Realized gains (losses)	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	4,484	—
Purchases, sales, issuances, repayments and settlements, net	600	465
Transfers in or out of Level 3, net	(82,207)	—

Balance, end of year	$—	$11,389

2008

Balance, beginning of year	$86,612	$11,835
Realized gains (losses)	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	(3,449)	—
Purchases, sales, issuances, repayments and settlements, net	(6,040)	(911)
Transfers in or out of Level 3, net	—	—

Balance, end of year	$77,123	$10,924

The amounts shown above as unrealized gains (losses) relating to instruments still held at the reporting date include amounts representing a change in the fair value of fully benefit-responsive investment contracts. As discussed in Note 2, the activity for these investments is recorded on a contract value basis, thus the amounts above are not reflected in the Statements of Changes in Net Assets Available for Benefits.

As of December 31, 2009, additional information was obtained related to the inputs used to value the underlying assets of the common/collective trust. Accordingly, the fair value of the assets in the common/collective trust have been transferred to Level 2.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2009 and 2008

Note 6. Related Parties and Party-in-Interest Transactions

Certain funds within the Plan are invested in shares of registered investment companies managed by Vanguard Fiduciary Trust Company, an affiliate of The Vanguard Group. The Vanguard Group is the Plan’s Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan in 2009 and 2008 to the Trustee for investment management services related to these funds amounted to $129,000 and $184,000, respectively.

The Carpenter Technology Stock Fund is invested in shares of Carpenter Technology Corporation, the Plan Sponsor, therefore these transactions qualify as related party and party-in-interest transactions. Fees paid to the Trustee by the Plan in 2009 and 2008 for investment management services related to this fund amounted to $7,000 and $12,000, respectively. In addition, total purchases, at market value, for 2009 and 2008 were $18,957,000 and $46,084,000, respectively. Total sales, at market value, for 2009 and 2008 were $19,094,000 and $34,536,000 respectively.

As more fully described in Note 1, assets totaling $10,545,000, of which $722,000 pertained to the Carpenter Stock Fund, were transferred out of the Plan in 2008. The purchase and sale amounts above do not reflect activity related to these transfers.

Note 7. Plan Termination

The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.

Note 8. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 21, 2003, that the Plan and related trust as of February 20, 2002 are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2009 and 2008

Note 10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available and investment income per the financial statements to the Form 5500:

	December 31,
Dollars in thousands	2009	2008

Net assets available for benefits, at contract value, per the financial statements	$401,755	$339,119
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	757	(3,727)

Net assets available for benefits, at fair value, per Form 5500	$402,512	$335,392

	Year Ended December 31,
	2009	2008

Investment income (loss), per the financial statements	$69,795	$(153,918)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,484	(3,727)

Investment income (loss), per Form 5500	$74,279	$(157,645)

Savings Plan of Carpenter Technology Corporation
Schedule of Assets (Held at End of Year)	EIN: 23-0458500
Form 5500 - Schedule H - Line 4i (1 of 2)	PN: 020
December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	(e) Current Value
	Common Collective Trust:

	Interest Bearing Cash
	Standish Mellon Asset Management, LLC	TBC Inc Pooled Daily Liquidity	$12,696,000

	Sub-total Interest Bearing Cash		12,696,000

	Insurance Company General Accounts
	Standish Mellon Asset Management, LLC	Natixis Financial Products, Inc.	24,063,000
	Standish Mellon Asset Management, LLC	Monumental Life Aegon	23,013,000
	Standish Mellon Asset Management, LLC	Metropolitan	1,505,000

	Sub-total Insurance Company General Accounts		48,581,000

	Other (Buy-Hold Synthetic Contracts)
	Standish Mellon Asset Management, LLC	JP Morgan Chase Bank	8,940,000
	Standish Mellon Asset Management, LLC	Bank of America, N.A.	7,531,000
	Standish Mellon Asset Management, LLC	Rabobank	4,459,000

	Sub-total Other (Buy-Hold Synthetic Contracts)		20,930,000

	Sub-total Common Collective Trust**		82,207,000

	Registered Investment Companies:
	American Funds	American Balanced Fund	15,991,000
	American Funds	American Funds EuroPacific Growth Fund	34,637,000
	Artisan Funds	Artisan Mid Cap Value Fund	12,543,000
	Loomis Sayles	Loomis Sayles Value Fund	15,694,000
	PIMCO	PIMCO Total Return Fund	34,823,000
	T. Rowe Price	TRP Emerging Markets Stock Fund	3,076,000
	T. Rowe Price	TRP Spectrum Growth Fund	3,740,000
*	Vanguard	Vanguard 500 Index Fund	56,686,000
*	Vanguard	Vanguard Mid-Cap Index Fund	20,259,000
*	Vanguard	Vanguard PRIMECAP Fund	7,708,000
*	Vanguard	Vanguard Prime Money Market Fund	15,543,000
*	Vanguard	Vanguard Small-Cap Growth Index Fund	2,321,000
*	Vanguard	Vanguard Small-Cap Index Fund	7,751,000
*	Vanguard	Vanguard Small-Cap Value Index Fund	3,890,000

Historical cost has not been presented for investment funds, as all investments are participant directed

*	Party-in-Interest
**	Contract Value for Common Collective Trust is $81,450,000

Savings Plan of Carpenter Technology Corporation
Schedule of Assets (Held at End of Year)	EIN: 23-0458500
Form 5500 - Schedule H - Line 4i (2 of 2)	PN: 020
December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	(e) Current Value
	Registered Investment Companies (Continued):
*	Vanguard	Vanguard Target Retirement 2005 Fund	1,458,000
*	Vanguard	Vanguard Target Retirement 2015 Fund	12,634,000
*	Vanguard	Vanguard Target Retirement 2025 Fund	8,570,000
*	Vanguard	Vanguard Target Retirement 2035 Fund	4,100,000
*	Vanguard	Vanguard Target Retirement 2045 Fund	3,019,000
*	Vanguard	Vanguard Target Retirement Income Fund	1,424,000

	Sub-total Registered Investment Companies		265,867,000

	Employer Securities
*	Carpenter Technology Corporation	Carpenter Technology Stock Fund	43,049,000

	Sub-total Employer Securities		43,049,000

	Participant Loans
*	Participant Loans	Loans to Participants Interest rates range from 4.25% to 10.5%	11,389,000

	Sub-total Participant Loans		11,389,000

	Total Investments		$402,512,000

Historical cost has not been presented for investment funds, as all investments are participant directed

*	Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION
(Name of Plan)

Date: June 24, 2010	By:	/s/ K. Douglas Ralph
K. Douglas Ralph
Senior Vice President - Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm